


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH, D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended........ August 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from................................ to ....

Commission file number......1-11288 (Actuant Corporation)

A. Full title of the plan and the address of the plan, if different, from that of the issuer named below:

Actuant Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ACTUANT CORPORATION
6100 North Baker Road
Milwaukee, Wisconsin 53209


RECD S.E.C.
FEB 2 8 2005
1088


PROCESSED

MAR 03 2005
THOMSON FINANCIAL



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACTUANT CORPORATION 401(K) PLAN



Date: February 24, 2005

By: ____________________
Andrew G. Lampereur
Plan Administrative Committee Member

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42353 and No. 333-60564) of Actuant Corporation of our report dated January 7, 2005 relating to the financial statements of the Actuant Corporation 401(k) Plan for the year ended August 31, 2004, which appears in this Form 11-K.

Wipfli LLP

WIPFLI LLP
Milwaukee, Wisconsin
February 24, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-42353 and 333-60564) of Actuant Corporation of our report dated February 18, 2004 relating to the financial statements of the Actuant Corporation 401(k) Plan for the year ended August 31, 2003, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 24, 2005

Actuant Corporation 401(k) Plan

Milwaukee, Wisconsin

Financial Statements and Additional Information

August 31, 2004 and 2003

Actuant Corporation 401(k) Plan

Financial Statements and Additional Information
August 31, 2004 and 2003

Table of Contents

Report of Independent Registered Public Accounting Firm

Plan Administrator
Actuant Corporation 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Actuant Corporation 401(k) Plan as of August 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information of assets held for investment purposes as of August 31, 2004 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole, except as described in the following paragraph.

The supplemental schedule that accompany the Plan's financial statements do not disclose the historical cost of certain nonparticipant-directed plan assets held by the plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Wipfli LLP

Wipfli LLP

January 7, 2005
Milwaukee, Wisconsin

Report of Independent Registered Public Accounting Firm

Plan Administrator
Actuant Corporation 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Actuant Corporation 401(k) Plan as of August 31, 2003. This statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 2003 in conformity with accounting principles generally accepted in the United States.



PricewaterhouseCoopers LLP

February 18, 2004
Milwaukee, Wisconsin

Actuant Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

August 31, 2004 and 2003

	2004	2003
Investments:		
Participant-directed investments	$28,555,343	$32,049,526
Nonparticipant-directed investments	19,587,157	15,625,082
Participant loans	800,087	801,575
Total investments	48,942,587	48,476,183
Receivables:		
Employer's contributions	918,907	2,480
Total receivables	918,907	2,480
NET ASSETS AVAILABLE FOR BENEFITS	$49,861,494	$48,478,663

See accompanying notes to financial statements.

Actuant Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended August 31, 2004

	2004
Additions:	
Investment income:	
Net appreciation in fair value of investments	$8,634,593
Interest and dividends	684,475
Total investment income	9,319,068
Contributions:	
Employer's	942,979
Rollovers	242,765
Participants'	2,985,202
Total contributions	4,170,946
Total additions	13,490,014
Deductions:	
Benefits paid to participants	12,098,301
Administrative expenses	8,882
Total deductions	12,107,183
Net increase	1,382,831
Net assets available for benefits:	
Balance at beginning of year	48,478,663
Balance at end of year	$49,861,494

See accompanying notes to financial statements.

Note 1 Description of Plan

The following description of the Actuant Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan's summary plan description for a more complete description of the Plan's provisions.

General

The Plan operates as a 401(k) salary reduction plan. Generally, all employees of domestic subsidiaries of Actuant Corporation (the "Company") who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan, except those covered by a collective bargaining agreement. Employees of acquired companies are added to the Plan at the discretion of the Company.

Effective August 1, 2003, the Versa Technologies, Inc. 401(k) Retirement Savings Plan ("Versa Tech Plan") merged with and into the Plan. Net assets totaling $1,234,401 were transferred into the Plan on that date.

Contributions

Participating employees may make voluntary pre-tax contributions of between 2% and 50% of qualifying compensation, subject to certain Internal Revenue Service ("IRS") limitations. Participants are also allowed to make additional contributions an after-tax basis, subject to certain limitations. The Company makes a matching contribution to each participant's account equal to 100% of the first $300 of the participant's pre-tax contributions, plus 25% of the participant's pre-tax contributions between $300 and 6% of the participant's eligible compensation, as defined in the Plan. Company matching contributions are automatically invested in the Actuant Stock Fund.

Employees who were formerly participants of the Versa Tech Plan received matching contributions equal to one-third of the first 4% of the compensation contributed to the Plan, and may direct the investment of these contributions at their discretion.

Note 1 Description of Plan (Continued)

Contributions (Continued)

The Company makes a "core" contribution to the accounts of all eligible participants equal to at least 3% of the participant's eligible compensation. Participants must be employed by the Company on the last day of the plan year to be eligible for the core contribution. Employees who were formerly participants of the Versa Tech Plan are not eligible for core contributions. If the participant is not employed on the last day of the plan year due to retirement, death or disability, the participant is still eligible for the core contribution in that plan year. Core contributions are automatically invested in the Actuant Stock Fund.

Investment Options

Participants may direct the investment of the portion of their account balances attributable to voluntary contributions plus earnings thereon in any integral multiple of 1% to any of the defined investment options. Participants who are age 50 or older and have completed five years of vesting service may direct the investment of one-half of their Company contribution into any of the investment options. Participants may change their investment options at any time.

Participant Accounts

Each participant's account is credited with contributions and an allocation of plan earnings thereon, and reduced for benefit payments and certain fees charged by the trustee. Plan earnings are determined and credited to each participant's account on a daily basis in accordance with the proportion of the participant's account to all accounts. Administrative expenses of the Plan, other than investment fees (included in investment income) and participant loan fees, are paid directly by the Company net of account fees charged to separated participants.

Note 1 Description of Plan (Continued)

Vesting

Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary contributions. Upon death, disability, or retirement while employed by the Company, participants become fully vested in their entire account balances. Participants with at least three years of vesting service as of January 1, 1998 are considered to be fully vested in the portion of their account balances attributable to Company matching and core contributions. Participants normally vest in their Company matching and core contributions according to the following schedule:

Years of Service	Vesting %
Less than 2 years	0%
At least 2 but less than 3 years	25%
At least 3 but less than 4 years	50%
At least 4 but less than 5 years	75%
5 years or more	100%

Payment of Benefits

At retirement, death, disability or termination, participants or their designated beneficiaries are entitled to receive benefits equal to their vested account balances, Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments, or a direct transfer to an eligible retirement plan. If a participant's vested account balance is less than $5,000 it will automatically be distributed in the form of a lump-sum payment. Participants may elect to receive distributions from the Actuant Stock Fund in Company stock. All other distributions are made in cash. In the event of hardship, participants may withdraw a portion of their vested account balances as defined by the Plan.

Note 1 Description of Plan (Continued)

Participant Loans

A participant may receive a loan from the Plan in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant's vested account balance attributable to voluntary and Company matching contributions plus earnings thereon or $50,000. Loans bear an interest rate of the prime rate plus 1%. Loans and interest thereon are repaid from payroll deductions over a period not to exceed five years, unless the loan is used to purchase the principal residence of the participant in which case the term of the loan will be a reasonable period not to exceed 20 years, as defined by the plan document and determined by the plan administrator.

Forfeited Accounts

Any nonvested portions of terminated accounts will be used to reduce future employer contributions. Forfeitures used to reduce employer contributions amounted to approximately $1,035,000 for the plan year ended August 31, 2004.

At August 31, 2004, unallocated forfeitures totaled approximately $1,017,000.

Note 2 Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that directly affect the reported amounts of assets, liabilities and changes therein. Actual results may differ from those estimates.

Note 2 Summary of Significant Accounting Policies (Continued)

Investment Valuation

The Plan's investments are stated at fair value. The fair value of the Plan's investments in common stock and mutual funds, other than the Strong Stable Value Fund (see below) are based on quoted market prices. Participant loans are stated at their unpaid principal balances.

The fair value of the Strong Stable Value Fund is determined by Strong Investments, Inc. The common trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by Strong Investments, Inc. The investment contracts are recorded at contract value (which represents contributions received, plus interest, less plan withdrawals), which approximates fair value at August 31, 2004 and 2003.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Risk and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 2 Summary of Significant Accounting Policies (Continued)

Payment of Benefits

Benefits are recorded when paid.

Note 3 Investments

The following presents investments that represent five percent or more of the Plan's net assets:

Description	2004	2003
Actuant common stock*	$19,587,157	$15,625,082
Strong Stable Value Fund	$6,043,507	$7,839,082
Strong Growth & Income Institutional Fund	**	$6,591,281
Strong Moderate Portfolio Fund	$4,224,709	$4,409,999
Strong Institutional Growth Fund	$2,844,140	$3,884,542
Strong Advisor Large Co Core K	$5,293,580	**
Barclays Global Equity Index Fund	$2,994,250	$3,068,215

* Nonparticipant-directed.

** Fund was not greater than 5%

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004
Mutual funds	$116,352
Common stocks	7,902,174
Collective trust fund	616,067
Totals	$8,634,593

Note 4 Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2004	2003
Net assets:		
Common stock	$19,587,157	$15,625,082
Contributions receivable	918,907	0
Total net assets	$20,506,064	$15,625,082

	2004
Changes in net assets:	
Contributions	$918,907
Net appreciation	7,902,174
Benefits paid to participants	(3,739,491)
Net transfers	(200,608)
	$4,880,982

Note 5 Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated October 2002, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 7 Party-in-Interest Transactions

Certain plan investments represent shares of mutual funds and a common trust fund managed by Strong Investments, Inc. (an affiliate of Strong Retirement Plan Services, Inc.), shares of employer securities, and participant loans. Therefore, transactions involving these investments qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Additional Information

Actuant Corporation 401(k) Plan

Schedule H, Part IV, Item 4i, Schedule of Assets Held for Investment Purposes (at Year-End)

EIN: 39-0168610 Plan Number: 022

August 31, 2004

Identity of Issue	Description of Investment	Cost	Current Value
Mutual funds, at fair value:			
AIM Small Cap Growth	Mutual Fund	**	$154,008
American Century Equity Income	Mutual Fund	**	225,805
Barclays Glob Eq Index	Mutual Fund	**	2,994,250
Davis NY Venture	Mutual Fund	**	613,652
Franklin Small-Mid Cap Growth	Mutual Fund	**	672,857
Janus Advisor Intl Growth	Mutual Fund	**	814,237
Strong Advisor Large Co Core K*	Mutual Fund	**	5,293,580
Strong Advisor Small Cap Value*	Mutual Fund	**	1,879,087
Strong Institutional Growth*	Mutual Fund	**	2,844,140
Strong Opportunity K*	Mutual Fund	**	666,875
Strong Advisor Bond K*	Mutual Fund	**	1,702,676
Strong Stable Value*	Mutual Fund	**	6,043,507
Strong Aggressive Portfolio*	Mutual Fund	**	214,754
Strong Conservative Portfolio*	Mutual Fund	**	211,206
Strong Moderate Portfolio*	Mutual Fund	**	4,224,709
Total mutual funds			28,555,343
Common Stock:			
Actuant Corporation Common Stock*	Common Stock	(A)	19,587,157
Participant loans	***	-0-	800,087
Total investments			$48,942,587

* Party-in-interest

** Information is not required for participant-directed investments.

*** Loans have interest rates ranging from 5.25% to 10.5%, with monthly payments ranging from $5 to $145 through 2007.

(A) Cost basis information not provided as required